Exhibit 99.2

Descartes Acquires Compudata

Enhances Descartes’ European B2B Supply Chain Integration Solution Suite

WATERLOO, Ontario, December 23, 2013 – Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, acquired Compudata, a leading provider of B2B supply chain integration and e-invoicing solutions in Switzerland.

Compudata’s network (B2BNet) serves a diverse community of trading partners, helping them connect, collaborate and seamlessly exchange electronic data. Compudata also provides e-invoicing and e-archiving functionality essential in international trade and transportation transactions.

“Descartes is establishing itself as the global network for communities collaborating on logistics and supply chain processes. The addition of Compudata’s solutions and community to our Logistics Technology Platform is another important step on this journey, and it further strengthens our global market leadership position,” said Edward J. Ryan, Descartes’ CEO.  “Our customers now have access to a broader scale and scope of document-critical functionalities that are key to moving goods. This can help them link critical elements and information in the supply chain, increase data accuracy and make the flow of goods more efficient.”

Compudata brings more than 500 customers to Descartes’ Global Logistic Network, with the majority of these in Switzerland. Compudata’s wider community includes a significant number of retailers and suppliers that will now join Descartes’ logistics community, presenting additional opportunities for trading partners to collect and share logistics data earlier in the business process – from purchase order to loading dock door.

“Compudata has set the standard in Switzerland for superior B2B supply chain integration services,” said Patrick Maeder, Compudata’s CEO and now Vice President of B2B Services at Descartes. “Our market-leading position in Switzerland is a direct result of our focus on enabling our community to achieve operational excellence by increasing automation and improving logistics precision.”

Compudata is headquartered in Murten, Switzerland. The all cash purchase price for the acquisition was CHF 16.0 million (approximately USD $17.9 million at December 20, 2013). Descartes funded the purchase price for this acquisition by drawing on its existing acquisition line of credit.

About Descartes

Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 171,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About Compudata

For more information about Compudata, visit www.compudata.ch.

Global Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 202416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.